Masonglory Limited

June 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Re:	Masonglory Limited
Registration Statement on Form F-1 (File No. 333-283046)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Masonglory Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on June 30, 2025, or as soon thereafter as practicable.

Very truly yours,

Masonglory Limited

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

cc:	Kevin Dong, Esq.
CFN Lawyers LLC